BIGLARI CAPITAL CORP.

19100 RIDGEWOOD PARKWAY, SUITE 1200
SAN ANTONIO, TEXAS 78259
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN & CEO

October 8, 2024

Dear Shareholders of Cracker Barrel Old Country Store Inc.:

Through affiliated entities, we have been shareholders of Cracker Barrel since 2011. We currently own 2,069,141 shares. Since 2019, the shareholders of Cracker Barrel have collectively *lost* over $2.9 billion in market value.[1] As 9.3% owners of the stock, we have lost our proportional share.

Neither the appointment of Julie Felss Masino as the Company's CEO nor her new transformation plan has restored shareholder confidence. In fact, Cracker Barrel's share price fell 14.5% when the transformation plan was revealed on May 16, 2024, and is down 50.9% since Ms. Masino became CEO-elect on August 7, 2023.[2]

This letter is devoted not only to the current plans of the Company but also to the historical decisions that led to Cracker Barrel's current crisis. A postmortem is instructive so as not to repeat past mistakes. Nothing captures this sentiment better than the cautionary words of George Santayana: "Those who cannot remember the past are condemned to repeat it."

The Cracker Barrel Board Has Destroyed Shareholder Value

Cracker Barrel is in perilous times. Not only is a change to its Board warranted but we believe it is also mandatory for the sake of the Company's future. The proof is in the stock performance — in absolute terms and relative to its peers — over one-, three-, and five-year time periods.

Total Shareholder Returns

	1-Year	3-Year	5-Year
Cracker Barrel	**(49.6%)**	**(65.3%)**	**(70.2%)**
Proxy Peer Group	(11.6%)	(10.6%)	17.6%
Casual Dining Peer Group	(10.6%)	(10.6%)	12.4%
S&P 500 Index	28.0%	29.9%	108.5%

Source: FactSet. Total shareholder returns as of August 16, 2024 — one day before Biglari Capital Corp.'s nomination notice became public.

Cracker Barrel 2024 proxy peers include: Big Lots, Inc., Bloomin' Brands, Inc., Brinker International, Inc., Cheesecake Factory Incorporated, Chipotle Mexican Grill, Inc., Darden Restaurants, Inc., Dave & Buster's Entertainment, Inc., Denny's Corporation, Dine Brands Global, Inc., Domino's Pizza, Inc., Jack in the Box Inc., Red Robin Gourmet Burgers, Inc., Texas Roadhouse, Inc., Tractor Supply Company, Wendy's Company, Williams-Sonoma, Inc.

Casual dining peers include: BJ's Restaurants, Inc., Bloomin' Brands, Inc., Brinker International, Inc., Cheesecake Factory Incorporated, Darden Restaurants, Inc., Dave & Buster's Entertainment, Inc., Denny's Corporation, Dine Brands Global, Inc., Texas Roadhouse, Inc.

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[1] Source: FactSet. Based on Cracker Barrel's market value of $3.84 billion on January 1, 2019, and market value of $985.9 million on October 7, 2024.

[2] https://investor.crackerbarrel.com/news-releases/news-release-details/cracker-barrel-names-julie-felss-masino-companys-new-president

Cracker Barrel's Poor Performance Is a Direct Result of Board and Management Failures

Former CEO Sandy Cochran's tenure was calamitous, but it is the Board that must be held to account for approving capital expenditures for new stores and new brands, from start-up Holler & Dash to the bar concept Punch Bowl Social to Maple Street Biscuit. Despite glaring managerial failures in new stores and a zero-for-three record on new brands, the Board kept Ms. Cochran on in her CEO post — and for far too long. Then, instead of firing Ms. Cochran after she failed to lead the Company successfully as CEO, the Board invited her to lead the Board as Chairman.

In most situations, promoting the retired CEO to Chairman and having her look over the shoulder of the new CEO is an indication of a breakdown in governance structure. Clearly, the Board was deferential to Ms. Cochran. Then Chairman Mr. William McCarten stated at the time, "Sandy and the rest of the Board have spent years planning for Sandy's succession and we are happy to see that work pay off today. Sandy's contributions to Cracker Barrel are too many to catalogue — from driving performance and creating shareholder value, to recruiting and mentoring key talent, to successfully guiding our company…. She will add to that track record in her role as Executive Chair…." After years of value destruction owing to mismanagement, the collective Board bears full responsibility for the Company's poor operating performance, poor capital allocation record, and poor shareholder returns.

Cracker Barrel Capital Allocation Record
($ in thousands)

	2011	2023	Change
Revenues	$ 2,434,435	$ 3,442,808	$ 1,008,373
Operating Income	$ 167,181	$ 120,617	$ (46,564)
Number of Cracker Barrel Stores	603	660	57
Cumulative Capital Expenditures (12-Year Period):			**$ 1,447,060**

Source: As reported in SEC filings. Capital expenditures are from fiscal years 2012 through 2023, which cover Ms. Cochran's tenure as CEO.

Over a 12-year period, cumulative capital expenditures totaled $1.4 billion, yet annual operating income fell from $167 million in fiscal 2011 to $121 million in fiscal 2023. Every acquisition under the Board's watch destroyed value. Capital expenditures approved by the Board have increased overall sales, but operating profit has *declined*. As a result, the stock price is lower today than it was in fiscal 2011.

Despite the changes to the Board and management, earnings of fiscal 2024 were lower than those of fiscal 2023. Sales are too weak, costs are too high, and margins are too low. Moreover, Cracker Barrel has no credible plan to regain customer traffic. In fact, management has forecast a decline in traffic for the fiscal year 2025. Meanwhile, the Board's decision to slash the quarterly dividend by about 80% highlights the steep burden shareholders must bear for management's new plan.

Let it be known that we warned the Board and shareholders of what we saw as it unfolded — the lack of focus on core operations, the low returns on new stores, and the attempt to launch or purchase nonsensical brands — through a total of 12 shareholders' letters since 2011; they can be accessed at enhancecrackerbarrel.com. We could not have been more vocal about the Board's missteps. Had we not repeatedly run several proxy contests, we believe Cracker Barrel would have opened hundreds of new stores instead of returning that capital to shareholders. But because we did not prevail in prior proxy contests, the Company continued to venture outside its lane while failing in the execution of its core business. Unfortunately, the chickens have come home to roost.

We value focused management and focused companies. As investors, we have seen focused management excel and have seen time and again what happens when management loses focus: failure ensues. The difference is billions of dollars' worth of market value.

Here are two areas where the Board could have rejected obvious folly:

1) **New stores.** Opening new stores was unnecessary and costly. When customer traffic is declining in existing stores, a savvy operator doesn't try to make up for it by opening new locations. And to compound the situation, expanding the Company's footprint on the highly expensive West Coast was an unforced error. Returns on new stores were destined to be poor — the cost to build was too high, as was the volume required to succeed. To put the numbers into perspective, in the first 40 years of Cracker Barrel's existence, there were about 20 closures,[3] but in the last two years, 10 Cracker Barrel stores have closed, mainly on the West Coast. In other words, about 3% of stores closed in the Company's first four decades of operation but nearly 60% of stores in the West Coast expansion closed in the last several years, underscoring the current Board's fundamentally flawed decision-making. Of course, we vehemently opposed new store investments, and history proves that we were correct.

2) **New brands.** Holler & Dash and Punch Bowl Social were both terminal investments. The first was the wrong formulation for a company that had no executive on its team who had successfully started a new company. The second was a risky proposition because in the bars and taverns business, as anyone who has ventured there knows, an especially steep climb awaits anyone aspiring to success. The losses were material: Punch Bowl Social alone cost the Company about $140 million, or about 14% of the current market capitalization. Why would a family dining establishment venture into these urban-centric concepts in the first place?

A Flawed Board Is Responsible for a Flawed Strategy

On May 16, 2024, management discussed its "strategic transformation plan," a high-capital-expenditure strategy. Over the next three years, the Company plans to spend "$600 million to $700 million" in capital expenditures, which represents about 70% of Cracker Barrel's market capitalization.

The plan the Board has adopted involves remodeling the units with new booths and banquettes, which have not been part of store interiors to date. Yet the problem lies not in the seating but in getting more people to sit in it. We do not believe changing the furniture and altering the decor are going to change the Company's trajectory or solve the Company's underlying problem of declining traffic.

We believe the questionable transformation plan is indicative of a poorly constituted board that cannot relate to the Cracker Barrel brand or its customers. It lacks turnaround experience, and is critically missing the skill set needed to address the underlying business challenges.

While announcing the transformation plan, CEO Julie Masino stated: "[W]e're just not as relevant as we once were." We question how and when Cracker Barrel ostensibly lost relevance. If it has, where was the Board during this period of slow and steady decline?

Can Cracker Barrel spend its way back to relevance? Investors think not. From the moment management presented its plan on May 16, 2024, through the date of our nomination, the stock price fell another 29.2%, compared with a gain of 5.2% in the S&P 500.[4] Because the past capital investment record of Cracker Barrel has been disastrous by any measure, how can we rely on the current Board to properly address the wisdom of its plan for massive investment? With the passage of time, all of our concerns over prior growth capital expenditures were borne out.

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[3] Source: Transcript of Sandra Cochran, former CEO, at the Bank of America Merrill Lynch Consumer and Retail Conference, March 2015.
[4] Source: FactSet.

The Right Plan for Cracker Barrel: Focus on the Core Business

Contrary to the recent pronouncements by management, we believe Cracker Barrel is relevant; the problem rests not with the brand but with its board.

Cracker Barrel has been geographically well positioned all along. About half of the 658 Cracker Barrel stores are situated in the fastest-growing states by population over the last year: Texas, Florida, North Carolina, South Carolina, Tennessee, and Georgia.[5] Cracker Barrel has premier real estate, with 83% of it located along interstate highways.

It is therefore shocking and inexcusable that the Company has lost about a third of its customer traffic over the last 20 years, despite operating in areas of the country with population growth, robust economic growth, and a huge advantage in real estate.

Instead of implementing the high-capex plan, we believe the Board should focus on the following low-capex plan:

1) **Divest Maple Street Biscuit.** Management can't effectively execute a turnaround while spending time on a rounding error. We believe Maple Street is an unnecessary extracurricular distraction for the Board and management. Andy Grove wrote, "The *art* of management lies in the capacity to select from the many activities of seemingly comparable significance the one or two or three that provide leverage well beyond the others and concentrate on them."

2) **Halt new store openings.** Every time a new unit opens, it costs about $8 million. The view has to be that all capital is precious. An entire team to support new unit growth is costing the Company, by our estimation, millions of dollars in general and administrative expenses annually. Yet the value and opportunity lie in existing units.

3) **Focus on store-level economics.** The single greatest way for Cracker Barrel to create value is by improving operations. The stores must provide a warm, caring, hospitable environment with authentic country cooking. The principal reason unit-level performance has been dismal is that unit-level customer traffic has been declining. Regaining the lost traffic in existing stores holds the potential of several billion dollars in market value creation. Realizing this potential will entail, among other things, improving the quality of products and service, and making more effective use of technology. What the Company has been doing with its remodel program is embarking on a strategy to *un*differentiate itself — and at a high cost — while making wholesale changes such as introducing "20 new items." Instead, we believe the Company has to keep its offerings simple but true to the brand's heritage, in the form of high-quality home-style cooking. It should not be all things to all people, but known for offerings that are differentiated in an old-fashioned way whose consistent ingredient is quality.

4) **Return cash to claimholders.** Pay down debt and pay dividends. Our low-capex plan to improve operations, attain peer-comparable store-level margins, and eliminate excess general and administrative expenses will allow for the restoration of higher dividend payments or share buybacks.

Cracker Barrel's leadership should put all of its attention on providing great products and great service at a great value. It will never be one thing that solves the Company's problems but a lot of important little things — details that stem from ingenuity, not capital.

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[5] https://www.census.gov/newsroom/press-releases/2023/population-trends-return-to-pre-pandemic-norms.html

The Board Is in Urgent Need of Change

There is one area where the Board has been consistent, and that is in the inventiveness of its range of excuses over the years, blaming its woes on everything from high gas prices to tough demographics to the coronavirus to brand relevancy. The truth is that none of the aforementioned elements are to blame for the Company's performance. The stock has lost over 70% of its value in the last five years not because of external factors but because of internal failures. Plainly, when management cuts the quality of products and service while raising prices year after year, the blame rests with leadership, not the brand.

The Cracker Barrel board has a history of periodically reporting on the lessons it has learned from its latest disappointment. The problem is that the Board keeps seeking out future lessons. The Board has been given a pass for far too long. Shareholders should not allow such folly to continue.

We had hoped to avoid another public contest, desiring to settle with the Board privately. After the dismal failures and billions of dollars in shareholder value lost, we had expected the Board to be more receptive to an amicable resolution. But they seem insistent on keeping us off the Board despite the fact that we have been right all along on the major issues we have raised. Clearly, the Board is being emotionally reactive by steadfastly refusing to collaborate with one of the Company's largest, long-term shareholders. I not only have the qualifications of industry- and company-specific knowledge but also the situational experience of turning around a family dining establishment. It is for this reason that my candidacy is critical. Their resistance toward us is, unfortunately, a pattern that has cost all shareholders. Moreover, the Board is engaging in gamesmanship, making superficial settlement offers that sidestep the need for substantive change. However, such tactics are why we now find ourselves in an untenable situation, which, if it continues, will, in our view, take the Company down the same path as the likes of Red Lobster and Ruby Tuesday — two chains that ended up in bankruptcy court.

Cracker Barrel is not in dire need of a transformation; it's in dire need of a turnaround. We have invested in an array of restaurant companies for 20 years and have been operating restaurant chains for nearly as long. I have hired past executives of Cracker Barrel, met with its late founder, and visited hundreds of Cracker Barrel stores over the decades. I am confident that we have a greater institutional knowledge of the Cracker Barrel brand than any current board member.

We have faced brand relevancy issues and have managed to fix a brand in the family dining segment with an older demographic. That is to say, we have exactly what the Cracker Barrel board needs to assess store cannibalization; diagnose customer traffic decline; identify general and administrative excess; analyze capital expenditure returns, including the proposed remodel program; and evaluate brand positioning. There is also nothing like the engagement of board members who have skin in the game. We not only have expertise but also a significant stake in the Company — one we have held for a long time.

The dysfunction of the Board has become institutionalized under the auspices of a "refreshed" Board. Cracker Barrel now faces the exigency of a turnaround situation. But who on the Board has ever dealt successfully with a turnaround in the family dining segment of the industry? I have no doubt we shareholders will all continue to lose if we follow the same old approach of adding board members who, despite their strong general resumes, are wrong for Cracker Barrel. The self-proclaimed refreshment program has led shareholders to the grave realization that the Company's peer group outperforms the Company on *all* relevant metrics. Now is the time for change. Now is the time for accountability.

Cracker Barrel is not a broken brand but it has a broken board. The strategy of a refreshed board has been given its chance for 13 years. We now ask you to give one of Cracker Barrel's largest and most long-standing shareholders an opportunity to advocate for all shareholders through our nominees. Indeed, upon filing our preliminary proxy statement on September 23, 2024, which laid out our concerns and ideas, the market reacted favorably, giving Cracker Barrel a one-day stock gain of 5.9% while the Company's casual dining peer group declined by 0.8%.

We are seeking positions on the Board to bring diversity of thought to the boardroom in an effort to help address the Company's challenges, restore prosperity, and create value for shareholders. To be sure, it is exactly at such a concerning moment that the Company's problems could be compounded by new poor decisions that ultimately lead to the demise of a once venerable brand. No shareholder can afford to give the Board any more chances.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Biglari Capital Corp., together with the other participants named below (collectively, "Biglari"), has filed a preliminary proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its director nominees at the 2024 annual meeting of shareholders of Cracker Barrel Old Country Store, Inc., a Tennessee corporation (the "Company").

BIGLARI STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Biglari Capital Corp. ("Biglari Capital"), The Lion Fund II, L.P. (the "Lion Fund II"), First Guard Insurance Company ("First Guard"), Southern Pioneer Property and Casualty Insurance Company ("Southern Pioneer"), Biglari Reinsurance Ltd. ("Biglari Reinsurance"), Biglari Insurance Group Inc. ("Biglari Insurance"), Biglari Holdings Inc. ("Biglari Holdings"), Sardar Biglari, Milena Alberti-Perez and Michael Goodwin.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 2,069,141 shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). As of the date hereof, the Lion Fund II is the direct beneficial owner of 2,000,000 shares of Common Stock. Biglari Capital, as the general partner of the Lion Fund II, may be deemed to beneficially own the 2,000,000 shares of Common Stock owned by the Lion Fund II. As of the date hereof, First Guard is the direct beneficial owner of 62,300 shares of Common Stock. As of the date hereof, Southern Pioneer is the direct beneficial owner of 6,841 shares of Common Stock. Biglari Reinsurance, as the direct parent company of each of First Guard and Southern Pioneer, may be deemed to beneficially own the 69,141 shares of Common Stock owned in the aggregate by First Guard and Southern Pioneer. Biglari Insurance, as the direct parent company of Biglari Reinsurance, may be deemed to beneficially own the 69,141 shares of Common Stock owned in the aggregate by First Guard and Southern Pioneer. Biglari Holdings, as the direct parent company of Biglari Insurance, may be deemed to beneficially own the 69,141 shares of Common Stock owned in the aggregate by First Guard and Southern Pioneer. Mr. Biglari, as the Chairman and Chief Executive Officer of each of Biglari Capital and Biglari Holdings, may be deemed to beneficially own the 2,069,141 shares of Common Stock owned in the aggregate by the Lion Fund II, First Guard and Southern Pioneer. As of the date hereof, neither Ms. Alberti-Perez nor Mr. Goodwin owns beneficially or of record any shares of Common Stock.